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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                               Rexene Corporation

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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share

           --------------------------------------------------------
                         (Title of Class of Securities)

                                  761683-10-1

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                                 (CUSIP Number)

                             John P. Gourary, Esq.
                             Howard, Darby & Levin
                          1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 2, 1996

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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the Statement [ ].

                               Page 1 of 6 Pages

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CUSIP No. 761683-10-1                 13D                      Page 2 of 6 Pages


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1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
   Stephen C. Swid
- --------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions)   (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
3  SEC Use Only
- --------------------------------------------------------------------------------
4  Sources of Funds (See Instructions)
   PF, 00
- --------------------------------------------------------------------------------
5  Check Box if Disclosure of Legal Proceedings is Required Pursuant
   to Item 2(d) or 2(e)                                                      [ ]
- --------------------------------------------------------------------------------
6  Citizenship or Place of Organization
   United States of America
- --------------------------------------------------------------------------------
  Number of      7  Sole Voting Power
  Shares            655,636
                 ---------------------------------------------------------------
  Beneficially   8  Shared Voting Power
  Owned by          -0-
                 ---------------------------------------------------------------
  Each           9  Sole Dispositive Power
  Reporting         655,636
                 ---------------------------------------------------------------
  Person With    10 Shared Dispositive Power
                    -0-
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    655,636
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)                                                            [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    3.5%
- --------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
    IN
- --------------------------------------------------------------------------------



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CUSIP No. 761683-10-1                 13D                      Page 3 of 6 Pages


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1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Stephen D. Weinroth
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [X]
                                                                         (b) [ ]
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3   SEC Use Only
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4   Sources of Funds (See Instructions)
    PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    United States of America
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  Number of      7  Sole Voting Power
  Shares            183,200
                 ---------------------------------------------------------------
  Beneficially   8  Shared Voting Power
  Owned by          -0-
                 ---------------------------------------------------------------
  Each           9  Sole Dispositive Power
  Reporting         183,200
                 ---------------------------------------------------------------
  Person With    10 Shared Dispositive Power
                    -0-
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    183,200
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)                                                            [X]
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13  Percent of Class Represented by Amount in Row (11)
    1.0%
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14  Type of Reporting Person (See Instructions)
    IN
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                                                               Page 4 of 6 Pages

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D, originally filed with the Securities and Exchange Commission on March 17, 1995 (the 'Schedule 13D'), by Stephen C. Swid ('SCS') and Stephen D. Weinroth ('SDW' and, together with SCS, the 'Reporting Persons'). Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

          (a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on April 3, 1996:

                     NUMBER OF            APPROXIMATE PERCENTAGE OF
      NAME           SHARES               OUTSTANDING SHARES(1)
- -----------------    ------------         -------------------------

SCS                  655,636(2)(3)              3.5%(2)(3)
SDW                  183,200(2)(3)              1.0%(2)(3)

- ------------

(1) Computed on the basis of 18,766,118 Shares outstanding as of March 5, 1996 as reported by the Issuer in its Form 10-K filed for the year ended December 31, 1995.

(2) The Reporting Persons may be deemed to be a 'group' within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the 'Act'), by virtue of an understanding between them to act together from time to time for the purpose of acquiring, holding, voting, or disposing of Shares. Thus, pursuant to Rule 13d-5, each Reporting Person may be deemed to beneficially own all Shares beneficially owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares.

(3) Does not include any Shares beneficially owned by Allen Investments III, an affiliate of Allen & Company Incorporated, and Stanley S. Shuman, an executive officer of Allen & Company Incorporated. On March 9 and 10, 1995, Allen Investments III and Mr. Shuman purchased an aggregate of 236,000 Shares in participation with the purchase by the Reporting Persons of an aggregate of 339,049 Shares in two block trades executed on the New York Stock Exchange (the 'NYSE'). On March 21, 22 and 25 and April 2, 1996, Allen Investments III and Mr. Shuman sold an aggregate of 53,100 Shares in participation with the sale by the Reporting Persons of an aggregate of 217,900 Shares in four block trades executed on the NYSE. Solely by virtue of such transactions, Allen Investments III and Mr. Shuman may be deemed to be part of a 'group' together with SCS and SDW within the meaning of Rule 13d-5. However, no agreement exists between either of the Reporting Persons and either of Allen Investments III and Mr. Shuman with respect to further dispositions of Shares or the holding, voting or acquiring of Shares. Each Reporting Person disclaims (i) beneficial ownership of Shares beneficially owned by Allen Investments III or Mr. Shuman and (ii) being part of a 'group' together with Allen Investments III and Mr. Shuman within the meaning of Rule 13d-5. Allen Investments III and Mr. Shuman have previously filed with the Securities and Exchange Commission a statement on Schedule 13D with respect to the purchases described in this Note (3).

          (b) SCS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 655,636 Shares that he beneficially owns.


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                                                               Page 5 of 6 Pages

          SDW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 183,200 Shares that he beneficially owns.

          (c) The following table sets forth all transactions with respect to Shares effected during the past sixty days by each of the Reporting Persons. Except as otherwise indicated, the transactions set forth below were market sales effected on the NYSE.

               PURCHASE (P)     PRICE PER       SCS        SDW
TRADE DATE     OR SALE (S)      SHARE ($)     SHARES     SHARES
- ----------     ------------     ---------     -------    -------

  3/18/96            S            13.33        24,000         --
  3/21/96            S            13.39        14,350(1)  10,030(1)
  3/22/96            S            13.75         2,210(1)     578(1)
  3/25/96            S            13.75        14,690(1)   3,842(1)
   4/2/96            S            13.52       136,500(1)  35,700(1)

- ------------

(1) As described in Note (3) to the table set forth in Item 5(a), on March 21, 22 and 25 and April 2, 1996, Allen Investments III and Stanley S. Shuman sold an aggregate of 53,100 Shares (10,620 on March 21, 612 on March 22, 4,068 on March 25 and 37,800 on April 2) in participation with the sale of Shares by the Reporting Persons in four block trades executed on the NYSE.

          (d) Not Applicable.

          (e) April 2, 1996.


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                                                               Page 6 of 6 Pages
                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 1996

                                                   /s/ Stephen C. Swid
                                                  ------------------------------
                                                       Stephen C. Swid

                                                   /s/ Stephen D. Weinroth
                                                  ------------------------------
                                                       Stephen D. Weinroth